# Michigan Department of Licensing and Regulatory Affairs

## Corrected Filing Endorsement

This is to Certify that the

CERTIFICATE OF AMENDMENT - CORPORATION

for

BERYLLINE CORPORATION

ID Number: 05312N

received by facsimile transmission on August 5, 2013, is hereby endorsed filed on

August 5, 2013, by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 28th day of September, 2015.

_, Director_
Corporations, Securities & Commercial Licensing Bureau

CSCL/CD 515 (Rev 02/13)

## MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
## CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

**Date Received**

This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document

**Name**
EvansPletkovic, P.C. c/o Michael L. Rutkowski, Esq.

**Address**
26125 Woodward Avenue

| City | State | ZIP Code |
|------|-------|----------|
| Huntington Woods | MI | 48070 |

**EFFECTIVE DATE:**

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

## CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
### For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

*Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:*

1. The present name of the corporation is:

   Berylline Corporation

2. The identification number assigned by the Bureau is:     05312N

3. Article _____ III _____ of the Articles of Incorporation is hereby amended to read as follows:

Common Shares: 1,117,644

**COMPLETE ONLY ONE OF THE FOLLOWING:**

**4. Profit or Nonprofit Corporations: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.**

The foregoing amendment to the Articles of Incorporation was duly adopted on the 26th day of July, 2013, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees

Signed this 26th day of July, 2013

| | |
|---|---|
| [signature] (Signature) | [signature] (Signature) |
| Dennis Dresser (Type or Print Name) | David Etienne (Type or Print Name) |
| [signature] (Signature) | (Signature) |
| Xugang Li (Type or Print Name) | (Type or Print Name) |

**5. Profit Corporation Only: Shareholder or Board Approval**

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the ______ day of ______, ______, by the: (check one of the following)

- ☐ shareholders at a meeting in accordance with Section 611(3) of the Act.
- ☐ written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation )
- ☐ written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.
- ☐ board of a profit corporation pursuant to section 611(2) of the Act.

Profit Corporations and Professional Service Corporations

Signed this _____ day of ______, ______

By __________________
(Signature of an authorized officer or agent)

__________________
(Type or Print Name)

Filed by Corporations Division Administrator   Filing Number: 201841874340   Date: 03/20/2018

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

# CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

**For use by DOMESTIC PROFIT CORPORATION**

*Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:*

The identification number assigned by the Bureau is: 800762791

The name of the corporation is: BERYLLINE CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

**ARTICLE III**

**1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).**

| Class of Stock | Total authorized number of shares |
|---|---|
| COMMON | 1,681,093 |

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 03/08/2018 by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 20th Day of March, 2018 by:

| Signature | Title | Title if "Other" was selected |
|---|---|---|
| Dennis M. Dresser | President | |
| | | |

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline ◉ Accept



Filed by Corporations Division Administrator Filing Number: 201841874340 Date: 03/20/2018

# *MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS*

## *FILING ENDORSEMENT*

***This is to Certify that the*** CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

***for***

BERYLLINE CORPORATION

***ID Number:*** 800762791

***received by electronic transmission on*** March 20, 2018 ***, is hereby endorsed.***

***Filed on*** March 20, 2018 ***, by the Administrator.***

***The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.***

***In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department,*** *in the City of Lansing, this 20th day of March, 2018.*

*Julia Dale, Director*

*Corporations, Securities & Commercial Licensing Bureau*

BCS/CD-700 (Rev. 05/10)

**MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH**
**BUREAU OF COMMERCIAL SERVICES**

FILED

| Date Received | (FOR BUREAU USE ONLY) |
|---|---|
| | APR 11 2011 |
| | This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. |

Administrator
Bureau of Commercial Services

Tran Info:1 16764334-1 04/04/11
ChkH: 7882 Amt: $50.00
ID: DAVID ETIENNE

| Name | | |
|---|---|---|
| Address | | |
| City | State | ZIP Code |

EFFECTIVE DATE:

Document will be returned to the name and address you enter above. If left blank, document will be returned to the registered office.

D5646V

## ARTICLES OF ORGANIZATION
## For use by Domestic Limited Liability Companies
(Please read information and instructions on reverse side)

*Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:*

**ARTICLE I**

The name of the limited liability company is: Berylline, LLC

**ARTICLE II**

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.
To manufacture and sell scooters/motorcycles/ATVs.

**ARTICLE III**

The duration of the limited liability company if other than perpetual is: ____________

**ARTICLE IV**

1. The name of the resident agent at the registered office is: David L. Etienne
2. The street address of the location of the registered office is:

198 Bellshire Lane (Street Address) Rochester Hills (City), Michigan 48307 (Zip Code)

3. The mailing address of the registered office if different than above:

____________ (P.O. Box or Street Address) ____________ (City), Michigan ____________ (Zip Code)

**ARTICLE V** (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 29 day of March, 2011

By ____________ (Signature(s) of Organizer(s))

Xugang Li David L. Etienne
(Type or Print Name(s) of Organizer(s))